Ard 3/30/2004

SECU 04018015 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43830

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2004
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FPA Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11400 West Olympic Boulevard, Suite 1200
(No. and Street)

Los Angeles	California	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Atwood (310) 996-5458
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

CM 3-25

PS 3/30

OATH OR AFFIRMATION

I, J. Richard Atwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FPA Fund Distributors, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name J. Richard Atwood
Title President

Notary Public

CAROLYN A. FIELDS
Commission # 1321098
Notary Public - California
Los Angeles County
My Comm. Expires Sep 16, 2005

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
FPA Fund Distributors, Inc.:

We have audited the accompanying balance sheet of FPA Fund Distributors, Inc. (the Company) (a wholly owned subsidiary of First Pacific Advisors, Inc.) as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 16, 2004

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Balance Sheet

December 31, 2003

Assets

Cash	$	68,543
Commissions receivable		34,881
Receivable from Parent		277,265
Prepaid expenses		8,245
Total assets	$	388,934

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	9,774
Stockholder's equity:		
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		4,000
Additional paid-in capital		906,970
Accumulated deficit		(531,810)
Total stockholder's equity		379,160
Total liabilities and stockholder's equity	$	388,934

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Commissions	$	386,999
Operating expenses:		
Employee compensation and benefits		122,225
Printing		82,506
Postage and delivery		25,335
Equipment rent		58,961
Outside services fees		24,934
Insurance		31,701
Other		15,334
Total operating expenses		360,996
Operating income		26,003
Interest income		476
Income before income taxes		26,479
Income taxes		10,592
Net income	$	15,887

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2002	$	4,000	896,378	(547,697)	352,681
Capital contribution for difference between income tax provision recorded on a separate-return basis and amount expected to be settled		—	10,592	—	10,592
Net income		—	—	15,887	15,887
Balance, December 31, 2003	$	4,000	906,970	(531,810)	379,160

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	15,887
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for income taxes		10,592
Changes in assets and liabilities:		
Increase in commissions receivable		(23,560)
Decrease in receivable from Parent		5,326
Increase in prepaid expenses		(5,025)
Increase in accounts payable		328
Net cash provided by operating activities		3,548
Net increase in cash		3,548
Cash, beginning of year		64,995
Cash, end of year	$	68,543
Supplemental disclosure of noncash financing activity:		
Capital contribution for difference between income tax provision recorded on a separate-return basis and amount expected to be settled by the Company to its Parent for its income taxes	$	10,592

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Notes to Financial Statements

December 31, 2003

(1) Summary of Significant Accounting Policies

FPA Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of First Pacific Advisors, Inc. (FPA or the Parent), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH), which, in turn, is an indirect wholly owned subsidiary of Old Mutual plc (Old Mutual). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state securities statutes, and acts exclusively as principal underwriter and distributor for five open-end investment management companies (the Funds) managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing with the National Association of Securities Dealers, Inc.

The Company prepares its financial statements on an accrual basis. Income is derived from commissions received from the sale of shares of the Funds managed by FPA and interest received on cash balances. Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities.

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America, as described above.

(a) Revenue Recognition

Commission income is accrued as earned based upon the Funds sales commissions retained by the Company after reallowance to other broker-dealers. Commissions receivable at December 31, 2003 are believed to be collectible.

(b) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than anticipated changes in the tax law or rates.

The taxable income of the Company is included in the consolidated federal income tax return of OMUSH. During the course of the year, the Parent remits payments on behalf of the Company in settlement of all consolidated current income tax obligations to OMUSH. Accordingly, there are no current tax liabilities reflected in the accompanying balance sheet. The Company does not reimburse the Parent for income tax payments which the Parent makes to OMUSH on the Company's behalf; accordingly, these amounts have been treated as a capital contribution by the Parent.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements. Actual results could differ from these estimates.

(2) Stockholder's Equity

At December 31, 2003, the Company has 1,000 shares of common stock authorized, 100 of which are issued and outstanding. FPA has agreed to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital of $25,000 and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 1,500% (capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%). At December 31, 2003, the Company had net capital of $93,650, which was $68,650 in excess of the minimum net capital required, and a ratio of aggregate indebtedness to net capital of 0.104-to-1.

At December 31, 2003, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related Party Transactions

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Income Taxes

The components of the provision for income taxes, computed as if the Company were a separate taxpayer, are as follows:

Current tax expense:		
Federal	$	9,003
State		1,589
Total income taxes	$	10,592

There were no deferred taxable items in 2003.

The Company's effective income tax rate varies from the federal statutory income tax rate as a result of state income taxes.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital:		
Total stockholder's equity	$	379,160
Less nonallowable assets:		
Receivable from Parent		277,265
Prepaid expenses		8,245
		285,510
Haircut on securities owned		—
Net capital	$	93,650
Aggregate indebtedness	$	9,774
Computation of basic net capital requirement:		
Minimum net capital required – greater of $25,000 or 6-2/3% of aggregate indebtedness	$	25,000
Net capital in excess of requirement		68,650
Ratio of aggregate indebtedness to net capital		0.104:1

The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2003, as computed by FPA Fund Distributors, Inc. in its Form X-17A-5, Part IIA, filed with NASD Regulation, Inc., does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.

Schedule 2

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2003

The accompanying Schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

At December 31, 2003, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities. Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3."

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Supplemental Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
FPA Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of FPA Fund Distributors, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and state and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 16, 2004